Filed Pursuant to Rule 424(b)(3)
Registration No. 333-214130

RODIN GLOBAL PROPERTY TRUST, INC.

SUPPLEMENT NO. 8 DATED FEBRUARY 6, 2018

TO THE PROSPECTUS DATED MARCH 23, 2017

This Supplement No. 8 supplements, and should be read in conjunction with, our prospectus dated March 23, 2017, as supplemented by Supplement No. 7 dated January 8, 2018. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 8 is to disclose:

•	the status of our initial public offering;

•	the acquisition of a property; and

•	information regarding our borrowings.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.25 billion in shares of common stock on March 23, 2017, of which up to $1.0 billion in Class A, Class T and Class I shares are being offered pursuant to our primary offering and up to $250 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering. On May 18, 2017, we satisfied the minimum offering requirement as a result of the purchase of $2.0 million of Class I Shares by our sponsor and we commenced operations.

As of February 2, 2018, we had issued 1,061,417 shares of our common stock (consisting of 577,841 Class A Shares, 311,355 Class T Shares and 172,221 Class I Shares) in our offering for gross proceeds of approximately $27.2 million. As of February 2, 2018, approximately $1.22 billion of shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on March 23, 2019, unless extended by our board of directors as permitted under applicable law and regulations.

Property Acquisition

Daimler Trucks North America Office Building – Fort Mill, South Carolina

On February 1, 2018, we acquired, through our operating partnership, together with a subsidiary of our sponsor, Cantor Fitzgerald Investors, LLC, or CFI, an office building, or the Daimler Property, located in Fort Mill, South Carolina at a contract purchase price of $40,000,000.00, exclusive of closing costs. The fee simple interest in the Daimler Property is held by a single purpose limited liability company, or the SPE, of which we own 44.4% of the membership interests and CFI owns 55.6% of the membership interests. The Daimler Property was acquired from LIC Charlotte Office Building, Inc., or the Seller. Seller is a third party and not affiliated with us or CFI.

The Daimler Property is 100% leased to Daimler Trucks North America, LLC, an indirect subsidiary of Daimler AG. The lease is net whereby the tenant is responsible for operating expenses, real estate taxes, insurance, repairs, maintenance and capital expenditures (excluding roof, structure and certain HVAC items), in addition to base rent.

The following table provides certain information about the Daimler Property:

Lease Commencement Date	Lease Termination Date	Rentable Square Feet	2018 Rent	Rental Escalations	Tenant Renewal Options
June 15, 2008	December 31, 2028	150,164	$2,413,135 ($16.07 per square foot)	2.0% annual rent escalations	Two 5-year renewal options

We funded our pro rata portion of the purchase price and acquisition expenses (approximately $8.5 million) with proceeds from our offering. The SPE acquired the Daimler Property with the proceeds of contributions from its members and a loan from UBS AG described in the “Information Regarding our Borrowings” section of this Supplement. We intend, but are not obligated, to purchase 100% of the membership interests of the SPE from CFI. The purchase price for any membership interests we purchase from CFI will be equal to the equity contributed by CFI in exchange for such membership interests.

The SPE is currently managed by a subsidiary of CFI.

The Daimler Property will be managed by RDN Property Management, LLC, an affiliate of our sponsor, pursuant to a property management agreement.

We believe that the Daimler Property is adequately covered by insurance.

Real estate taxes assessed with respect to the Daimler Property for 2017 were $753,871.91. Real estate taxes are reimbursed by the tenants under the terms of the lease. The federal tax basis of the Daimler Property will approximate the purchase price. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and improvements based upon estimated useful lives of 40 years and furniture, fixtures, equipment and site improvements for 5 to 20 years.

Information Regarding our Borrowings

UBS Loan

On February 1, 2018, in connection with the purchase of the Daimler Property, the SPE entered into a loan agreement, or the Daimler Loan, with UBS AG with an outstanding principal amount of $21,000,000. The Daimler Loan provides for monthly interest payments and bears interest at an initial fixed rate of 4.4329% per annum. The Daimler Loan matures on December 31, 2028 and may be prepaid (a) subject to customary yield maintenance provisions on or after February 6, 2020 and (b) without penalty on or after August 6, 2027; provided that in each case the Daimler Loan may be prepaid in whole, but not in part. The anticipated repayment date of the Daimler Loan is February 6, 2028, or the Anticipated Repayment Date. Commencing on August 6, 2027, excess cash flow generated by the Daimler Property will be held as additional security for the Daimler Loan. To the extent the Daimler Loan has not been repaid by the Anticipated Repayment Date, excess cash flow from the Daimler Property will be applied to the repayment of the outstanding principal and the Daimler Loan will bear interest at an increased rate of three percent per annum plus the greater of (a) 4.4329% and (b) the ten year swap yield as of the first business day after the Anticipated Repayment Date. The Daimler Loan contains customary events of default. As is customary in such financings, if an event of default occurs under the Daimler Loan, the lender may accelerate the repayment of the outstanding principal amount and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period. CF Real Estate Holdings, LLC, or the Guarantor, an affiliate of CFI, has guaranteed (x) any losses that the lender may incur as a result of the occurrence of certain bad acts of the borrower and (y) the repayment of the Daimler Loan upon the occurrence of certain other significant events, including bankruptcy. Additionally, the Guarantor has agreed to indemnify the lender against certain environmental liabilities. Once our operating partnership acquires 95% of the membership interests of the SPE, we will replace the Guarantor with respect to the guarantee and the environmental indemnification and our operating partnership will become the managing member of the SPE.